

Mail Stop 3561

August 30, 2016

David M. Khani
Chief Financial Officer
Cone Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **Cone Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Response Dated August 18, 2016**
> **File No. 1-36635**

Dear Mr. Khani:

We have reviewed your August 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

Form 10-K for Fiscal year Ended December 31, 2015

Exhibits 31.1 and 31.2

1. We reviewed your response to comment 5. Please file your amendments related to the 2015 Form 10-K and Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016. Please refer to the guidance in section 246.13 of the Compliance and Disclosure Interpretations related to Regulation S-K updated July 26, 2016 on filing your amendments.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Note 3 – Net Income per Limited Partner and General Partner Interest, pages 13-14

2. We reviewed your response to comment 7. You are required to retroactively apply the guidance ASU 2015-06; prospective application does not appear to be appropriate. Refer to paragraph BC 13 of ASU 2015-06, Earnings per Share.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products